SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: November 30, 2009

Press Release

For Immediate Release

OTI Teams Up to Receive a $17 Million Contract to Provide Solutions and
Systems for Electronic Identification Product

Iselin, NJ– November 30, 2009 – On Track Innovations Ltd. (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments, eID Systems and other applications, announced today that it has signed a contract for the supply, transfer, maintenance and operation of an electronic identification related product based on OTI’s Magna™ platform. OTI has teamed up with a reputable system integrator that will be responsible for project management and local operation in the country. The contract provides for an initial three-year period and minimum guaranteed amount of $17 million, starting in 2010. The project is funded based on a Build-Operate-Transfer (BOT) model.

As part of the contract, OTI will supply its end-to-end solution, based on its proprietary state-of-the-art ID Registry Magna™ platform. OTI’s system which will be deployed nationwide, provides advanced software for ID management, bundled with secure biometric contactless cards. OTI will also provide mobile enrollment stations, and will incorporate a biometric Automatic Fingerprint Identification System (AFIS).

OTI’s solution supports both online and offline communication, thereby allowing every citizen, from cities to rural areas to register, regardless of the area’s communication infrastructure. The solution is designed to provide maximum accuracy and security while being user friendly.

Oded Bashan, Chairman and CEO of OTI, stated, “This project is in line with OTI’s strategy to focus on solutions and projects that yield recurring revenues. OTI’s Magna™ system demonstrates our breadth of secured ID solutions. OTI’s end-to-end Magna ™ based solution, complemented by the company’s knowledge and experience, allows countries to access a quick and cost effective path to implement secured identification and verification needs, regardless of the country’s size and telecommunication infrastructure.”

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected income to be generated from the contract to provide solutions and systems for electronic identification related product, our strategy to focus on solutions and projects that yield recurring revenues or regarding the superiority of our technology and solutions. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com